Reply to the Attention of	Herbert (Herb) I. Ono
Direct Line	604.691.7493
Direct Fax	604.893.2398
Email Address	herbert.ono@mcmillan.ca
Our File No.	58069V-0001
Date	October 9, 2015

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America  20549

Attention:	Ethan Horowitz
Branch Chief
Office of Natural Resources
Division of Corporation Finance

Dear Sirs/Mesdames:

Re:	Adira Energy Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended
December 31,2014
Filed April 30, 2015
Your File No. 0-30087

We act as legal counsel to the Company.  We write in response to the letter (the "Comment Letter") of September 18, 2015 from the United States Securities and Exchange Commission (the "Commission" or the "SEC") commenting on the Company’s annual report for the year ended December 31, 2014 (the "Annual Report”), filed with the Commission by the Company on Form 20-F under the Securities Exchange Act of 1934, as amended, on April 30, 2015.

Below please find the Company’s item-by-item responses to the comments made in the Comment Letter.  Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.  SEC comments are in italics, followed by the Company’s response.

Form 20-F for Fiscal Year Ended December 31, 2014

Item 16F. Changes to Registrant’s Certifying Accountant, page 55

1.
Please revise your disclosure to state whether your former accountant resigned, declined to stand for re-election, or was dismissed. Refer to Item 16F(a)(1)(i) of Form 20-F. In addition, please file as an exhibit a letter from your former accountant stating whether they agree with your disclosures pursuant to Item 16F(a) of Form 20-F, or the extent to which they do not agree. Refer to Item 16F(a)(3) of Form 20-F.

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Response:

The Company has caused Amendment No. 1 to the Annual Report (the “Amended Form 20-F”) to be filed with the Commission which contains the following amended disclosure in the first paragraph of Item 16F thereof: “On April 13, 2015, MNP LLP was engaged as our Company’s independent auditor, and Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young Global, was dismissed as our Company’s independent auditor.”

The Company has included as Exhibit 15.1 to the Amended Form 20-F a letter from Forer Gabbay and Kasierer, the Company’s former independent auditor, addressed to the Commission in accordance with Item 16F(a)(3) of Form 20-F.

Item 18. Financial Statements, page 56

2.
It does not appear that you have presented financial statements as part of your filing on Form 20-F. Please amend your filing to include the financial statements required by Item 8 of Form 20-F. Specifically, present audited financial statements and footnotes for each of the latest three fiscal years along with a report from your independent accountant covering each period for which financial statements are presented. The presentation of this information as part of a filing on Form 6-K does not appear to be appropriate.

Response:

The Amended Form 20-F includes the following under Item 18 thereof:

(a)	Report of the Company’s Independent Registered Public Accounting Firm dated April 29, 2015;

(b)	Report of the Company’s Independent Registered Public Accounting Firm dated April 30, 2014;

(c)	Consolidated statement of financial position for the fiscal years ended December 31, 2014 and 2013;

(d)	Consolidated statements of comprehensive profit and loss for the fiscal years ended December 31, 2014, 2013 and 2012;

(e)	Consolidated statements of changes in equity (deficit) for the fiscal years ended December 31, 2014, 2013 and 2012;

(f)	Consolidated statements of cash flows for the fiscal years ended December 31, 2014, 2013 and 2012; and

(g)	Notes to consolidated financial statements.

Form 6-K filed April 30, 2015

Exhibit 99.1

Independent Auditor's Report, page 2

3.
The report issued by your independent accountant states that their audit was conducted in accordance with Canadian generally accepted auditing standards. Please obtain and file a revised report from your auditor which states that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The revised audit report should also unreservedly and explicitly state whether your financial statements comply with IFRS as issued by the IASB. Refer to Item 17(c) of Form 20-F. In addition, please ensure that reference in this revised report to going concern uncertainties uses the term “substantial doubt.” Refer to AU-C Section 570.16.

Response:

The report of the Company’s independent accountant included under Item 18 of the Amended Form 20-F:

(a)	states that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

(b)	unreservedly and explicitly states that the Company’s financial statements comply with International Financial Reporting Standards as issued by the International Accounting Standards Board; and

(c)	uses the term “substantial doubt” in referring to going concern uncertainties.

Company Acknowledgement Letter

We enclose an acknowledgement letter from the Company addressed to the Commission, whereby the Company acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your kind attention. Please do not hesitate to contact the writer if you have any questions or concerns.

Yours truly,

/s/ Herbert (Herb) I. Ono
Herbert (Herb) I. Ono

HIO/

Cc:           Mr. Gadi Levin, Chief Financial Officer
Adira Energy Ltd.